DLA Piper Rudnick Gray Cary US LLP
701 Fifth Avenue, Suite 7000
Seattle, Washington 98104-7044
T	206.839.4824
F	206.839.4801
W	www.dlapiper.com

September 13, 2005

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SAFLINK Corporation

Form 10-K for the Fiscal Year Ended December 31, 2004 (Filed March 31, 2005)

Form 10-Q for the Fiscal Quarter Ended March 31, 2005 (Filed May 16, 2005)

Form 10-Q for the Fiscal Quarter Ended June 30, 2005 (Filed August, 15, 2005)

File No. 000-20270

Dear Ms. Collins:

We are writing on behalf of our client, SAFLINK Corporation, in response to the comment letter from the Staff of the Securities and Exchange Commission dated August 25, 2005, with respect to SAFLINK’s Form 10-K for the fiscal year ended December 31, 2004 (File No. 000-20270), Form 10-Q for the fiscal quarter ended March 31, 2005 (File No. 000-20270), and Form 10-Q for the fiscal quarter ended June 30, 2005 (File No. 000-20270). In connection with our client’s response, SAFLINK acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings reviewed;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is SAFLINK’s response to the Staff’s comment.

Response to the Staff’s Comments:

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 3: Business Combinations – SSP Litronic Merger, pages F-13 to F-14

1.	Tell us how you calculated the relative voting interests in the combined entity on a fully diluted basis as of the acquisition date, August 6, 2004. Separately identify the common shares outstanding and the options, warrants and convertible securities you considered in calculating the outstanding shares of common stock on a fully-diluted basis, for both SAFLINK and SSP-Litronic. Discuss the vesting provisions, conversion features and/or exercise price for each dilutive security and explain why it was appropriate to include each respective security in your

Ms. Kathleen Collins

United States Securities and Exchange Commission

Page Two

calculation. Address the extent to which these securities are or are not in-the-money, fully vested and exercisable/convertible into shares with voting rights at the date of the acquisition.

In response to the Staff’s comment, the relative voting interests were calculated with consideration given to all securities outstanding on an “as converted” basis. As of August 6, 2004, the outstanding securities of SAFLINK Corporation included 38,311,978 shares of common stock, options to purchase 6,036,552 shares of common stock, and warrants to purchase 3,149,647 shares of common stock. As of the same date, the outstanding securities of SSP Solutions, Inc., in SAFLINK-equivalent shares, included 40,137,148 shares of common stock, options to purchase 2,357,261 shares of common stock, warrants to purchase 889,336 shares of common stock, and promissory notes convertible into 816,000 shares of common stock. SAFLINK included all outstanding securities because they were either common stock or convertible into common stock through exercise or conversion at the holder’s option. This resulted in a 51.8% (SAFLINK) to 48.2% (SSP-Litronic) ratio of relative voting interests as of the acquisition date.

As of the date of the acquisition, all of the convertible securities considered in the calculation above were convertible into shares of common stock with full voting rights. Some of the convertible securities were not in-the-money and fully vested. However, when calculating the relative voting interests in the combined entity using only outstanding common stock and in-the-money, fully vested convertible securities as of August 6, 2004, the ratio was 50.2% (SAFLINK) to 49.8% (SSP-Litronic).

2.	Tell us how your independent advisors determined that you paid a spot premium of 39% and a 30-day historical premium of 69%. Show us any relevant calculations to support this assertion.

In response to the Staff’s comment, our independent advisors determined that SAFLINK paid a spot premium of 39% and a 30-day historical premium of 69% using the following key variables:

      Trading prices the day before the definitive agreement: SFLK price - $3.15; SSPX price - $1.36

      Exchange ratio = .60 share of SFLK for each share of SSPX

      Effective spot ratio = .432

      Effective 30-day ratio = .355

      Calculation of Spot Premium:

      .60 - .432 = .17 / .432 = 39%

      Calculation of 30-day Premium:

      .60 - .355 = .25 / .355 = 69%

Ms. Kathleen Collins

United States Securities and Exchange Commission

Page Three

3.	We have reviewed your response to prior comment no. 5; however, we do not believe you have provided persuasive evidence and analysis to support an estimated useful life of seven to ten years for the developed technology you acquired in the SSP acquisition. While your response suggests that you expect the technology to evolve at a pace slower than traditional technology markets, we note disclosure on page 37 of your Form 10-K that the “industry is characterized by rapid development and technological improvements.” Your Form 10-K further indicates that your success will depend on your ability to keep pace with a changing marketplace, integrate new technology into your software and hardware and introduce new products and product enhancements to address the changing needs of the marketplace. We also note that technical development programs in this industry require frequent assessments of the future directions of technology, which are difficult to predict. As previously indicated, given the history of rapid changes in technology and the disclosures in your Form 10-K and June 30, 2005 Form 10-Q, which suggest this industry is subject to rapid development and technological improvements, we would expect the developed technology to have a relatively short useful life.

In response to the Staff’s comment, SAFLINK’s disclosure on page 37 of its Form 10-K with respect to rapid development and technological improvements does not relate to the pace at which its core technology – or the developed technology acquired in the merger with SSP-Litronic – changes, rather it relates to the pace of technological change in the industry into which some of SAFLINK’s technology is incorporated. SAFLINK revised the disclosure in its risk factor language on page 30 of its June 30, 2005, Form 10-Q to clarify this issue, which now reads “…rapid technological change in network computing environments....” SAFLINK believes the rapid pace of technology change in network computing environments may impact its ability to develop and produce products in a timely manner, which could impact its financial results.

The core technology SAFLINK acquired from SSP-Litronic included smart card middleware, Public Key Infrastructure (PKI), high security chip and cryptographic technology. These technologies inherently have longer useful lives than traditional technology primarily because they are being adopted at a relatively slow pace in some government and most commercial enterprises.

Other factors that contributed to SAFLINK’s assignment of the useful lives include:

•	SSP-Litronic has a 30-year history of producing technologies that exhibit relatively lengthy useful lives, and the period assigned to the acquired technology in the merger with SSP-Litronic was consistent with the useful lives realized in the past with similar technology.

•	Two of the major Federal initiatives that SAFLINK is pursuing that could utilize the acquired technology – DoD’s biometric Common Access Card program and the TSA’s Transportation Worker Identification Credential initiative – have taken more than three years each to get through operational pilots and have yet to enter the full deployment phase as of the date of this letter;

Ms. Kathleen Collins

United States Securities and Exchange Commission

Page Four

•	Lengthy useful lives for acquired technology are not uncommon in SAFLINK’s industry. For example, another public company in SAFLINK’s industry completed an acquisition (valued over $400 million) in the same time period as the SSP-Litronic acquisition and assigned a useful life of nine years to the developed technology it acquired, which is very similar to the technology SAFLINK acquired.

In addition to these factors, and those communicated to Staff in SAFLINK’s previous comment response letter, dated August 4, 2005, SAFLINK also considered paragraph 11 of SFAS 142 which provides “…the estimate of the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.” Item f. of paragraph 11 states that pertinent factors in assessing useful life should include “the level of maintenance expenditures required to obtain the expected future cash flows from the asset....” Footnote 10 of item f. explains that “…regular maintenance may be assumed but enhancements may not....” As communicated in the previous comment response letter, and consistent with the guidance in SFAS 142, when valuing the acquired technology, SAFLINK considered the present value of future cash flows from the technology covering seven to ten years, and this conclusion was supported by a national, third-party valuation specialist’s report.

In this analysis, SAFLINK did not consider enhancements to the technology when estimating these future cash flows. SAFLINK has no reason to believe enhancements are likely to occur that would fundamentally alter the technology, its future cash flows, or its useful life. However, if SAFLINK’s management believes that this technology were to become impaired prior the termination of its useful life, then it will make the necessary write-down or reassess its useful life, as it did during the first quarter of this year when it wrote off $900,000 assigned to a tradename acquired in the SSP-Litronic transaction.

4.	Given the continued decline in the fair value of your common stock, tell us whether the fair value of SAFLINK’s common stock continued to exceed its net book value throughout the second quarter of 2005 and any period subsequent to June 30, 2005.

In response to the Staff’s comment, the fair value of SAFLINK’s common stock exceeded net book value throughout the second quarter of 2005. Following a telephone discussion with Ms. Mitrovich and Ms. Jin on September 8, 2005, SAFLINK confirms that it understands that the Staff believes a prolonged decline in stock price could lead to a change in “market conditions” that may warrant an assessment of the carrying value of goodwill outside of an annual testing date. SAFLINK also understands that the Staff believes investors should be made aware of this possibility.

As discussed in the September 8, 2005 call, to make investors aware of this possibility and to address any periods subsequent to June 30, 2005, for which the fair value of SAFLINK’s common stock does not exceed its net book value, SAFLINK will add a disclosure to the “Recent Events” section of its registration statement on Form S-3, which has not yet been declared effective by the Commission, substantially as follows:

“As of September            , our stock price has declined by             % since our merger with SSP-Litronic. If the price continues to decline, or if the fair value of our business is not sufficient to support the net book value of the Company, management will need to perform a test of impairment on the carrying value of goodwill acquired in the merger with SSP-Litronic on an interim basis, which could result in a write-down of its value.”

Ms. Kathleen Collins

United States Securities and Exchange Commission

Page Five

5.	Please further explain why you believe it is appropriate to look to your market valuation, on a fully diluted basis, as the best and most impartial assessment of the value of the reporting unit. In this regard, we note disclosure on page 26 of your June 30, 2005 Form 10-Q that the issuance of a large number of shares upon the exercise or conversion of your outstanding options, warrants or convertible promissory notes would cause substantial dilution to your stockholders and could decrease the market price of your common stock. Explain why your calculation and methodology is consistent with the guidance in paragraph 23 of SFAS 142.

In response to the Staff’s comment, SAFLINK believes market value on a fully diluted basis is the most appropriate assessment of fair value, and is also consistent with the guidance in paragraph 23 of SFAS 142, which states that “…fair value of a reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties.” SAFLINK’s discussions with sophisticated investors indicate that they take into account all dilutive securities in their assessment of an investment they hold or are considering acquiring. In its acquisition of SSP-Litronic, SAFLINK’s independent banking advisors considered all dilutive securities in making their assessment of the premium paid and the fairness of the acquisition price paid in the transaction. As a result, SAFLINK believes that consideration of all securities is appropriate as the best and most impartial assessment of the fair value of the reporting unit.

In response to the Staff’s reference of SAFLINK’s disclosure on page 26 of its June 30, 2005, SAFLINK believes the key words are “could reduce the market price of our common stock…” (italics added). SAFLINK believes that adverse market reaction to substantial dilution is a risk of which investors should be made aware, but there can be no assurance that this would occur.

6.	For each respective balance sheet date, including interim periods subsequent to March 31, 2005, tell us how you calculated the market valuation on a fully diluted basis. Separately identify the common shares outstanding and the options, warrants and convertible securities you considered in calculating the market valuation on a fully diluted basis. Discuss the vesting provisions, conversion features and/or exercise price for each dilutive security and explain why it was appropriate to include each respective security in your calculation. Address the extent to which these securities are or are not fully vested and in-the-money.

In response to the Staff’s comment, the following table illustrates how SAFLINK calculated the market value of the its common stock, on a fully diluted basis, for each respective balance sheet date including interim periods subsequent to March 31, 2005:

Balance Sheet Date	Closing Price of SFLK	Common Stock Outstanding	Convertible Securities Outstanding	Fair Value on Fully Diluted Basis	Net Book Value
12/31/04	$2.78	79,652,797	13,619,083	$259,295,826	$139,195,000
3/31/05	$2.19	79,821,989	13,478,857	$204,328,853	$133,049,000
6/30/05	$1.65	88,859,175	16,493,649	$173,832,160	$141,129,000

Ms. Kathleen Collins

United States Securities and Exchange Commission

Page Six

SAFLINK believes that it is appropriate to include all of the outstanding convertible securities in the calculation of fair value at each respective balance sheet date because all of these securities are convertible at the holders’ option into shares of SAFLINK’s common stock. In addition, as discussed in SAFLINK’s response above to the Staff’s comment number five, SAFLINK believes that investors consider all of the outstanding convertible securities in their assessment of SAFLINK, which was supported by SAFLINK’s independent banking advisors in the acquisition.

The following table identifies the securities that were “in-the-money and fully vested” and “out-of-the-money or unvested” as of SAFLINK’s latest reporting period end, June 30, 2005:

	In-the-money/ fully vested	Out-of-the-money or unvested
	Shares	Shares	Weighted average exercise/ conversion price	Weighted average remaining vesting period (months)
Common stock	88,859,175	N/A	N/A	N/A
Options	2,635,009	5,881,015	$3.12	15
Warrants	487,493	6,741,629	$2.74	0
Convertible notes	—	748,503	$1.67	0

Total	91,981,677	13,371,147

Calculating the fair value using only outstanding common stock and in-the-money and fully vested convertible securities results in values of $242,204,926, $185,475,053, and $151,769,767 at December 31, 2004, March 31, 2005, and June 30, 2005, respectively, all of which exceeded SAFLINK’s net book value on the corresponding dates.

Should you have any questions regarding the foregoing or require any additional information, please do no hesitate to contact the undersigned at (206) 839-4824. Thank you very much for your assistance.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

/S/ W. MICHAEL HUTCHINGS
W. Michael Hutchings Attorney michael.hutchings@dlapiper.com

cc:	Kari Jin, Staff Accountant, Securities and Exchange Commission

Lisa Mitrovich, Assistant Chief Accountant, Securities and Exchange Commission

Glenn L. Argenbright, President and Chief Executive Officer, SAFLINK Corporation

Jon C. Engman, Chief Financial Officer, SAFLINK Corporation